Exhibit 12.2

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(millions of dollars)
	Six Months Ended June 30, 2005	Twelve Months Ended June 30, 2005	2004	2003	2002	2001	2000
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 132	$ 504	$ 670	$ 919	$ 1,198	$ 733	$ 837
Fixed charges included in the determination of net income	160	287	266	311	304	310	303
Total earnings, as defined	$ 292	$ 791	$ 936	$ 1,230	$ 1,502	$ 1,043	$ 1,140

Fixed charges, as defined:
Interest charges	$ 157	$ 281	$ 262	$ 320	$ 311	$ 320	$ 297
Preference security dividend requirements of consolidated subsidiaries	13	25	25	25	25	38	54
Rental interest factor	6	11	11	10	10	10	6
Total fixed charges, as defined	$ 176	$ 317	$ 298	$ 355	$ 346	$ 368	$ 357

Ratio of Earnings to Fixed Charges and Preferred Dividends	1.66	2.50	3.14	3.47	4.34	2.83	3.19